Eaton Vance Worldwide Health Sciences Fund


Special Meeting of Shareholders


The Fund held a Special Meeting of Shareholders on
Thursday, May 26, 2016 and adjourned until Thursday, June
16, 2016 for the following purposes: (1) to approve an investment advisory agreement between Eaton Vance
Management ("EVM") and Worldwide Health Sciences
Portfolio (the "Portfolio"); (2) to approve an investment sub-advisory agreement between EVM and Eaton Vance
Management (International) Limited ("EVMI"); and (3) to approve a Research Support Agreement between EVM and ObiMed Advisors LLC. The shareholder meeting results are as follows:


			Number of Shares(1)
		For		Against		Abstain(2)	Uninstructed(2)
Proposal One	47,468,989	2,183,855	2,029,702	17,336,538
Proposal Two	47,205,899	2,194,022	2,282,625	17,336,538
Proposal Three	46,949,008	2,446,928	2,286,610	17,336,538

Each proposal was also approved for Worldwide Health
Sciences Portfolio.

(1) Excludes fractional shares.
(2) Uninstructed shares (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) were treated as shares that were present at the meeting for purposes of establishing a quorum, but had the effect of a vote against the Proposals. Uninstructed shares are sometimes referred to as broker non-votes. Abstentions were also treated in this manner.